September 25, 2025

Elad Tzubery
Chief Financial Officer
Perion Network Ltd.
2 Leonardo Da Vinci Street
Tel Aviv, Israel 6473309

       Re: Perion Network Ltd.
           Form 20-F for the Year Ended December 31, 2024
           Response dated September 11, 2025
           File No. 000-51694
Dear Elad Tzubery:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology